SEWARD & KISSEL LLP

One Battery Park Plaza

New York, New York 10004

Telephone: (212) 574-1598

Facsimile: (212) 480-8421

www.sewkis.com

January 9, 2018

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Centre Funds – Centre Global Infrastructure Fund

File Nos. 333-173306 and 811-22545

Dear Ms. Larkin:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 22 (the “Amendment”) to the registration statement (“Registration Statement”) of Centre Funds (the “Trust”) with respect to its series, Centre Global Infrastructure Fund (the “Fund”). The Amendment was filed with the SEC on November 17, 2017. The Staff’s comments regarding the Amendment, which were provided to Ms. Keri E. Riemer and Ms. Anna Weigand of this office by telephone on December 18, 2017, and the Fund’s responses to the comments, are set forth below.

Prospectus

Summary of Centre Global Infrastructure Fund - Fees and Expenses of the Fund

Comment 1:	Please review and modify as necessary the “Total Annual Fund Operating Expenses” in the “Annual Fund Operating Expenses” table.
Response:	The table has been modified in response to this comment.
Comment 2:	In connection with the first sentence of Footnote (2) to the “Annual Fund Operating Expenses” table, please consider whether the language used is plain English, and if such a detailed description of the agreement’s terms is required.
Response:	The Fund believes that the sentence, which is consistent with the language used by other series of the Trust, is written in plain English. The Fund also believes that the detail used to describe the terms of the expense limitation agreement provides investors with an understanding of the agreement’s limits and restrictions. Accordingly, this disclosure has not been revised.

Comment 3:	Please disclose that the recoupment of an expense reimbursed, or fee waived, by the Adviser, as referenced in Footnote (2), is limited to three years from the date that the amount was initially reimbursed or waived by the Adviser.
Response:	Footnote (2) has been revised to clarify that no recoupment will be made more than three years after the date that the applicable amount was initially waived or reimbursed by the Adviser.

Summary of Centre Global Infrastructure Fund - Principal Investment Strategies

Comment 4:	Please explain to the Staff supplementally the Fund’s current expectations for investing in non-investment grade securities. The disclosure in this section indicates that the Fund is permitted to invest significantly in corporate debt obligations (“CDOs”) and asset-backed securities, and, depending on the portion of the Fund’s assets that are invested in non-investment grade securities, it is possible that the Fund could hold a significant amount of illiquid investments. Please also discuss the Fund’s view as to whether this investment strategy is appropriate for an open-end fund structure.
Response:	Currently, the Fund intends to invest no more than 5% of its assets in non-investment grade fixed income securities. The reference to potential investments in CDOs and asset-backed securities is intended to provide examples of the various types of infrastructure-related debt securities in which the Fund may, but is not required, invest. As stated in the Prospectus, and in accordance with current SEC guidelines applicable to the Fund, the Fund will limit its investments in illiquid securities (i.e., securities that cannot be disposed of within seven (7) days in the ordinary course of business at approximately the amount the Fund has valued the securities) to 15% of the Fund’s assets. The Fund will routinely monitor the liquidity of its portfolio holdings. In addition, the Fund intends to invest primarily in exchange-traded securities and assets that are otherwise disposable within seven (7) days in the ordinary course of business at approximately the amount the Fund has valued the securities or other assets. Accordingly, the Fund currently believes that this investment strategy is appropriate for an open-end fund.
Comment 5:	If the Fund invests in contingent convertible securities (“CoCos”), consider what, if any, additional disclosure is appropriate. Please inform the Staff supplementally whether, and to what extent, the Fund intends to invest in CoCos.
Response:	The Fund does not currently intend to invest in CoCos.

Comment 6:	We note that the Fund’s name includes the term “global.” Please supplementally explain how being organized or located in a country satisfies the economically tied test under Rule 35d-1.
Response:

The Fund notes that the use of the term “global” in its name is not subject to Rule 35d-1 under the 1940 Act. Footnote 42 of the adopting release for Rule 35d-1 provides that when used in a fund’s name, the term “global" indicates “diversification among investments in a number of different countries throughout the world, and … "global" funds will not be subject to the rule.” The footnote also states that such companies are expected to invest their assets in investments that are tied economically to a number of countries throughout the world.

The disclosure under “Principal Investment Strategies” will be enhanced to provide that, under normal market conditions, the Fund will invest at least 40% of its net assets, plus the amount of any borrowings for investment purposes, in securities of companies organized or located in at least three non-U.S. countries (“40% strategy”), and that such non-U.S. countries will primarily be developed market countries, such as Japan, Spain, Canada and the United Kingdom. The Fund believes that this 40% strategy is consistent with Staff guidance regarding the economically-tied test.

Comment 7:	Please provide a plain English definition of the term “corporate financier.”
Response:	The applicable sentence has been revised to refer to a “long-term focused corporate investor.”
Comment 8:	Please revise Footnote 1 so it is written in plain English and add a parenthetical identifying the company referenced in the first sentence.
Response:	Footnote 1 has been revised in response to this comment.
Comment 9:	The last sentence of the “Principal Investment Strategies” subsection references “other reasons.” Please state what the other reasons are or delete the reference.
Response:	The sentence has been revised in response to this comment.

Summary of Centre Global Infrastructure Fund - Principal Risks of Investing in the Fund

Comment 10:	In the second paragraph of this subsection, please identify the industry or sector in which the Fund may concentrate its investments.
Response:	The disclosure in this subsection has been revised in response to this comment.
Comment 11:	Consider the reference to “other factors” in the second sentence in the paragraph beginning with “Infrastructure-Related Company Investment Risk.”
Response:	The sentence has been revised in response to this comment.

Statement of Additional Information (SAI)

Comment 12:	In the subsection “Management and Other Service Providers – Independent Registered Public Accounting Firm” please briefly describe the services performed by the accounting firm pursuant to Item 19 of Form N-1A.
Response:	The disclosure has been modified in response to this comment.

*          *          *

If you have any additional comments or questions, please contact the undersigned at (212) 574-1598 or Anna Weigand at (202) 737-8833.

Sincerely, /s/ Keri E. Riemer Keri E. Riemer

cc:	James A. Abate

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